UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021
Commission File Number 001-39750

DOCEBO INC.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name)

366 Adelaide St. West
Suite 701
Toronto, Ontario, Canada M5V 1R7
(800) 681-4601
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as a additional exhibits to the registrant's Registration Statement on Form F-10 (File No. 333-251046).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Unaudited Condensed Consolidated Interim Financial Statements of the Registrant for the three months ended March 31, 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the three months ended March 31, 2021
99.3	Docebo Inc. – Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	Docebo Inc. – Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Docebo Inc.

Date:	May 13, 2021	By:		/s/ Ian Kidson
			Name:	Ian Kidson
			Title:	Chief Financial Officer